UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of the Securities Exchange Act of 1934

For   October 22, 2004

Commission File Number   000-17434

DRAXIS HEALTH INC.
(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario  L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

	By:	/s/:Alida Gualtieri
General Counsel & Secretary

Dated: October 22, 2004